CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
EMAIL CCLYSIAK@QWEST.NET

December 28, 2005

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   LDG, Inc.
Form SB-2
SEC file no. 333-122666

Dear Mr. Reynolds:

Please be advised that I represent LDG, Inc. (the "Company"). I am writing to you as a result of impasses the Company has encountered with respect to comments issued on your behalf by Michael Karney and/or John Zitko.

Messrs Karney and/or Zitko have concluded that the Company is a blank check corporation. This conclusion is contrary to the law. Further, the Company is operating and generating revenues. I would ask you to review the Company's Form SB-2 and correct this erroneous conclusion by Messrs Karney and Zitko.

Next, Messrs Karney and/or Zitko have been requesting "factual" information to support the Company's private placement of securities pursuant to Reg. 506 of the Securities Act of 1933. The Company believes that it has disclosed all of the facts regarding the private placement as required by Item 701 of Reg. S-B. In the last letter of comments from Messrs Karney and Zitko, it appears they want a statement of facts pertaining to each individual private placee and that an omnibus paragraph is unacceptable.

Securities and Exchange Commission
RE:   LDG, Inc.
Form SB-2
No. 333-122666
December 28, 2005

As you know, over the years I have represented a number of corporations that have filed Form SB-2 registration statements with the SEC. Several of those registration statements have been reviewed by your branch. In the course of my interaction with your branch, I have never found the comment process to be as arduous as the process created by Messrs Karney and/or Zitko.

Under the circumstances, I would like you to intervene and review their actions. Thereafter, I would like to have a conference call with you, personally, in order to resolve the outstanding comments and bring the comment process to a conclusion.

Thank you for your cooperation. I look forward to your reply.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: LDG, Inc.